Exhibit 99.4

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1:	NAME AND ADDRESS OF COMPANY

Americas Silver Corporation (“Americas Silver”)
145 King Street West, Suite 2870
Toronto, Ontario, M5H 1J8

ITEM 2:	DATE OF MATERIAL CHANGE

September 28, 2018.

ITEM 3:	NEWS RELEASE

A joint news release with respect to the material change referred to in this report was issued by Americas Silver and Pershing Gold Corporation (“Pershing”) via Canada Newswire and filed on SEDAR on September 30, 2018.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On September 30, 2018, Americas Silver and Pershing announced that they had entered into an agreement and plan of merger dated September 28, 2018 (the “Agreement”) to complete a merger (the “Transaction”) involving a wholly-owned subsidiary of Americas Silver and Pershing. Pursuant to the terms of the Agreement, holders of Pershing common shares will receive 0.715 common shares of Americas Silver for each common share of Pershing (the “Exchange Ratio”) by way of a share exchange. Holders of Pershing preferred shares may elect to exchange those shares for either (i) new non-voting preferred shares of Americas Silver, adjusted in respect of exercise price and number based on the Exchange Ratio or (ii) common shares of Americas Silver based on the Exchange Ratio. Existing shareholders of Americas Silver and Pershing will own approximately 64% and 36% of Americas Silver, respectively, on an undiluted basis, following the close of the Transaction.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

On September 30, 2018, Americas Silver and Pershing announced that they had entered into the Agreement to complete a merger to create a low-cost, precious metal growth company in the Americas.

Under the terms of the Agreement, holders of Pershing common shares will receive 0.715 common shares of Americas Silver for each common share of Pershing by way of a share exchange. Holders of Pershing preferred shares may elect to exchange those shares for either (i) new non-voting preferred shares of Americas Silver, adjusted in respect of exercise price and number based on the Exchange Ratio or (ii) common shares of Americas Silver based on the Exchange Ratio. Existing shareholders of Americas Silver and Pershing will own approximately 64% and 36% of Americas Silver, respectively, on an undiluted basis, following the close of the Transaction.

Highlights of the Transaction

•	Diversified portfolio of precious metal assets in the Americas: Combines two producing polymetallic mines in Mexico and Idaho that are expected to produce approximately 7.0 million silver equivalent ounces with an attractive shovel-ready, precious metal development project in Nevada with the potential, demonstrated by a feasibility study, to add approximately 91,000 gold ounces annually.

•	Enhanced growth and scale: Near-term precious metal production growth from Relief Canyon and Zone 120 and ongoing ramp-up at the San Rafael mine are expected to meaningfully improve production and cash flow in 2020 and beyond.

•	Proven management team and Board: Demonstrated experience in financing, acquiring, building and operating open pit and underground mines.

•	Strong financial position: Increasing cash flow generation from the San Rafael mine and greater access to capital to fund the development of Relief Canyon.

•	Enhanced capital markets profile: The combined company is expected to appeal to a broader institutional shareholder base, increase research coverage, and improve share trading liquidity.

•	Compelling value proposition: Leading leverage among junior precious metal equities and attractive relative valuation to support a potential future re-valuation.

•	Unanimous board approval and significant Pershing shareholder support: The Board of Directors of both companies have unanimously recommended support for the Transaction and each of the respective officers and directors of Americas Silver and Pershing has entered into voting support agreements pursuant to which they have agreed to support the Transaction. Additionally, Mr. Barry Honig has entered into an unconditional lock-up agreement in favour of the Transaction, representing support for the Transaction of approximately 31% of the outstanding common shares and 87% of the outstanding preferred shares of Pershing.

Board of Directors’ Recommendations

Each of Americas Silver’s and Pershing’s Board of Directors has determined that the proposed Transaction is in the best interests of their respective shareholders based on a number of factors, including receipt of the respective independent opinions as to the fairness, from a financial point of view, of the Transaction to their respective shareholders. Each of Americas Silver’s and Pershing’s Board of Directors unanimously approved the terms of the Transaction and recommends that their respective shareholders vote in favour of the Transaction.

Management Team and Board of Directors

The combined company will be managed by the executive team of Americas Silver, led by Darren Blasutti as President and Chief Executive Officer.

Alex Davidson will be the Chairman of the combined company, which will comprise nine members. Pershing’s board will designate one individual to join the combined board.

Further Details of the Transaction

Each of the officers and directors of Americas Silver and Pershing has entered into agreements supporting the Transaction pursuant to which they will vote any common shares of the companies that are held by them in favor of the approval of the Transaction.

In addition, Mr. Barry Honig who holds or controls (collectively under his various holdings) approximately 31% of the outstanding Pershing common shares and 87% of the outstanding Pershing preferred shares has entered into an unconditional lock-up agreement and has agreed to vote in favor of the Transaction.

The Transaction will be structured as a share exchange under Nevada law, whereby all of the issued and outstanding common shares of Pershing shall be acquired, directly or indirectly, by Americas Silver for common shares of Americas Silver based upon the Exchange Ratio. The Transaction requires the approval of Pershing shareholders by way of special resolution by shareholders holding at least a majority of the outstanding voting shares of Pershing, and approval by preferred shareholders holding at least 75% of the Pershing preferred stock, each at a special meeting of Pershing shareholders to be held in connection with the Transaction.  The Transaction also requires the approval by Americas Silver shareholders at a special meeting of: (i) a special resolution to approve the amendment of Americas Silver’s articles to provide for the creation of the class of non-voting preferred shares to be issued pursuant to the Transaction and (ii) an ordinary resolution to approve the issuance of Americas Silver common shares to (a) the holders of Pershing common shares and (b) the holders of Pershing preferred shares pursuant to their election to receive Americas Silver common shares or on conversion of the Americas Silver preferred shares received pursuant to the Transaction, as applicable.  In addition, the Transaction is subject to the approval of the listing of the additional shares of Americas Silver issued (or issuable) in connection with the Transaction by the Toronto Stock Exchange and the NYSE American LLC.

The Agreement includes customary provisions including, among other things, a non-solicitation covenant with respect to Pershing and associated fiduciary out covenants and a right by Americas Silver to match any superior proposal. In the event that Pershing wishes to terminate the Agreement in order to support a superior proposal, Pershing would be obligated to pay Americas Silver an amount equal to US$4 million as a termination payment. Expense reimbursement of up to US$600,000 is payable by each party in the event that approval from its shareholders is not obtained.

Bridge Loan

In connection with the proposed Transaction, Pierre Lassonde and Trinity Capital Partners have provided Americas Silver with a C$5.5 million short-term secured convertible loan with interest payable at 1.25% per month. The net proceeds of this loan will be used by Americas Silver to fund a US$4 million short-term secured first lien convertible loan (the “Bridge Loan”) to address Pershing’s near-term working capital requirements, including permit advancements, ongoing property maintenance and corporate requirements.

The terms of the Pershing Bridge Loan include a repayment date which is 9 months from the date of the loan and interest payable at 16% per annum. If the Transaction is not consummated, the loan must be repaid in cash, however, if the Transaction is not consummated due to certain circumstances, Pershing will have the option to repay the loan through issuance of its common shares priced at the then-prevailing market price (but not less than $1.18 per share).

Full details of the Transaction will be included in the management information circular of Americas Silver, which is expected to be filed and mailed to Americas Silver shareholders in Q4, 2018, subject to required regulatory approvals, for a meeting held promptly thereafter. The Transaction is expected to close in Q1, 2019.

A copy of the Agreement is being filed on SEDAR concurrently with this report.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact:

Darren Blasutti
President and Chief Executive Officer
416-848-9503

ITEM 9:	DATE OF REPORT

October 4, 2018